ALTECH DIGITAL CO. LTD.

November 17, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Altech Digital Co., Ltd.
Registration Statement on Form F-1
Filed November 12, 2025
File No. 333-289757

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altech Digital Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on November 19, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Kwok Wai Bow
Kwok Wai, BOW

cc:	Loeb & Loeb LLP Sichenzia Ross Ference Carmel LLP